08031317

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Mail Processing Section
APR 18 2008
Washington, DC 106

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 41449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Rd Suite 200
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Felts 404.504.3817 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford Hillegass Ingwersen
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway #300 (Address) Atlanta (City) GA (State) 30338 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28

OATH OR AFFIRMATION

I, Kenneth L Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Executive Services Securities Inc., as of Dec 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K Felts
Signature

SVP, CAO & CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXECUTIVE SERVICES SECURITIES, INC.

(formerly One Securities Corporation)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

with
Independent Auditors' Report

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

EXECUTIVE SERVICES SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2007

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Executive Services Securities, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Executive Services Securities, Inc. (formerly One Securities Corporation) as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Executive Services Securities, Inc. as of December 31, 2007, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 27, 2008
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

EXECUTIVE SERVICES SECURITIES, INC.

BALANCE SHEET

December 31, 2007

ASSETS

Current Assets		
Cash	$	3,117,872
Commissions receivable		104,147
Prepaid expenses		17,182
TOTAL ASSETS	$	3,239,201

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	2,216
Due to Parent (Note C)		1,019,000
TOTAL LIABILITIES		1,021,216
Stockholder's Equity (Note D)		
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Paid-in capital		842,777
Retained earnings		1,375,207
TOTAL STOCKHOLDER'S EQUITY		2,217,985
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,239,201

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenue		
Commissions	$	7,926,049
Administrative fees		35,000
TOTAL REVENUE		7,961,049
Commission Expense		
Commission expense to outside agents		253,733
Commission expense to employees		141,758
TOTAL COMMISSION EXPENSE		395,491
NET REVENUE		7,565,558
Operating Expenses (Note B)		
Personnel expense		316,938
Marketing and travel		74,020
Technology		107,369
Occupancy		195,830
General and administrative expenses		4,161,254
TOTAL OPERATING EXPENSES		4,855,411
Income Before Income Tax Provision		2,710,147
Income tax Provision (Note C)		1,019,000
Net Income	$	1,691,147

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2007

	Common Stock	Paid -in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$ 1	$ 842,777	$ (315,940)	$ 526,838
Net income for the year	-	-	1,691,147	1,691,147
Balance, December 31, 2007	$ 1	$ 842,777	$ 1,375,207	$ 2,217,985

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Increase (Decrease) in Cash:	
Cash Flows from Operating Activities	
Net income	$ 1,691,147
Adjustments to reconcile net income	
to net cash provided by operating activities	
Decrease (increase) in:	
Commissions receivable	173,966
Prepaid expenses	477
Increase (decrease) in:	
Amounts due to Parent	1,019,000
Accounts payable	(296,165)
Deferred rent	(12,760)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,575,665
INCREASE IN CASH	2,575,665
Cash at Beginning of Year	542,207
Cash at End of Year	$ 3,117,872

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company" or "ESSI") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

On February 1, 2007 the Company's stock was purchased by National Financial Partners, ("NFP" or "Parent").

Cash Concentration: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid in accordance with guidance provided in SEC Staff Accounting Bulletin (SAB) Topic 13. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: Until February 1, 2007 the Company had elected to be taxed under the S-Corporation rules of the Internal Revenue Code. Under those rules, the Company is not subject to federal and state corporation taxes. A proportionate share of the Company's income or losses reported on each stockholder's individual tax return. Therefore, no income tax effect for this period is included in the accompanying financial statements.

As of February 1, 2007 the Company changed its tax status from an S-Corporation to a C-Corporation. As a result of this change the Company accounts for income taxes in accordance with SFAS 109, *Accounting for Income Taxes.* Income taxes are provided for income taxes currently payable as well as those deferred because of temporary differences between financial statement and tax bases of assets and liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Fair Values of Financial Instruments: Financial instruments, principally receivables and accounts payable, are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

NOTE B—RELATED PARTY TRANSACTIONS

Effective February 1, 2007, the Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSI marketing and general and administrative services and ESSI pays a base amount of compensation to the affiliate of $202,500 per month. In addition, the agreement provides for ESSI to pay additional compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSI. The agreement includes a compensation cap that provides that the aggregate of the compensation expenses owed shall not exceed ESSI's net revenue as defined as gross commissions less overrides, distributions and payment of commissions owed to ESSI's registered representatives.

Until February 1, 2007, the Company had a similar consulting agreement with another affiliated company. The total amount paid under these agreements for the year ended December 31, 2007 was $4,855,411.

See Note C regarding amounts due to Parent Company.

NOTE C—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 866,000
State	153,000
	$1,019,000

The Company has elected to file a consolidated federal income tax return with its Parent, NFP.

NOTE C—INCOME TAXES—Continued

The Company and Parent have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return. As of December 31, 2007, the Company has recorded income tax expense of $1,019,000 and a related payable to its Parent to reimburse the Parent for its share of the consolidated income tax liability.

There were no differences in financial and tax bases with regard to assets and liabilities, therefore, the Company did not recognize a deferred tax provision or benefit.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007

Computation of Net Capital		
Total stockholder's equity	$	2,217,985
Deduct nonallowable assets		
Prepaid expenses		(17,182)
Net capital	$	2,200,803
Computation of Aggregate Indebtedness		
Accounts payable	$	2,216
Due to Parent		1,019,000
Total aggregate indebtedness	$	1,021,216
Computation of Minimum Net Capital Requirement		
Net capital	$	2,200,803
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness of $1,021,216)		68,115
Net capital in excess of requirement	$	2,132,688

The $1,019,000 difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2007 that was filed on January 15, 2008 and the audited financial statements at December 31, 2007 relates to recording the 2007 income tax provision.

EXECUTIVE SERVICES SECURITIES, INC.

Schedule II

OTHER INFORMATION

December 31, 2007

The following statements and computations are not applicable at December 31, 2007, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k)(1) of Rule 15c3-3.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Executive Services Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Executive Services Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(1)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed had not be complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

GH&I

in conformity with accounting principles generally accepted in the United States of America Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management to employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 27, 2008
Atlanta, Georgia

END